Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the “Board”) of directors (the “Directors”) of Hesai Group (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (together, the “Group”) for the six months ended June 30, 2026 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2025. These interim results have been prepared under generally accepted accounting principles in the United States of America (“GAAP”), which are different from the IFRS Accounting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the section headed “General Information” in the “Notes to the Condensed Consolidated Financial Information”).

*	For identification purposes only

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

•	ADAS lidar shipments were 839,345 units for the six months ended June 30, 2026, representing an increase of 86.7% from 449,651 units for the six months ended June 30, 2025.

•	Robotics lidar shipments were 260,653 units for the six months ended June 30, 2026, representing an increase of 165.3% from 98,262 units for the six months ended June 30, 2025.

•	Total lidar shipments were 1,099,998 units for the six months ended June 30, 2026, representing an increase of 100.8% from 547,913 units for the six months ended June 30, 2025.

•	Net revenues were RMB1,541.4 million (US$227.2 million)[1] for the six months ended June 30, 2026, representing an increase of 25.1% from RMB1,231.7 million for the six months ended June 30, 2025.

•	Gross margin was 39.7% for the six months ended June 30, 2026, compared with 42.2% for the six months ended June 30, 2025.

•	Loss from operations was RMB6.4 million (US$0.9 million) for the six months ended June 30, 2026, compared with loss from operations of RMB10.6 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP[2] income from operations was RMB53.8 million (US$7.9 million) for the six months ended June 30, 2026, compared with non-GAAP income from operations of RMB44.8 million for the six months ended June 30, 2025.

•	Net income was RMB88.9 million (US$13.1 million) for the six months ended June 30, 2026, representing an increase of 234.9% from RMB26.5 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP net income was RMB149.1 million (US$22.0 million) for the six months ended June 30, 2026, representing an increase of 82.1% from RMB81.9 million for the six months ended June 30, 2025.

•	Basic and diluted net income per ordinary share were RMB0.07 (US$0.01) and RMB0.07 (US$0.01), respectively, for the six months ended June 30, 2026. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.12 (US$0.02) and RMB0.11 (US$0.02), respectively, for the six months ended June 30, 2026.

[1]	All translations from RMB to USD for the six months ended June 30, 2026 were made at the exchange rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board.

[2]	See “Use of Non-GAAP Financial Measures” included in this announcement for further details.

MANAGEMENT COMMENTARY

“The second quarter of 2026 marked a defining milestone as Hesai has evolved into a full-stack infrastructure platform for Robotics and Physical AI — empowering them to see, understand, and act,” said Dr. Yifan “David” Li, Hesai’s Co-Founder and CEO. “We enable Robotics and Physical AI to see: lidar — our powerful and durable cash engine — is evolving from a ‘must-have’ toward ‘better and more’ in vehicles, the world’s most widely deployed robots. At the same time, demand for the same high-performance, robust, and reliable 3D sensing is rapidly expanding to humanoids and other intelligent machines, driving new orders from Unitree, Robbyant, Galbot, Galaxea, Dexmal, and others. Picasso, our full-color, ultra-sensitive 6D SPAD-SoC, on the other hand, represents a major leap forward in perception technology by enabling a unified 3D understanding of depth, semantics, and how environments evolve over time — delivering true multimodality, which is indispensable for world models and physical AI.”

Dr. Li continued, “We enable them to understand: Kosmo, our spatial intelligence platform, transforms the physical world into AI-ready, reusable 3D spatial assets. That gives robots one of the scarcest and most valuable inputs: geometrically accurate, physically grounded digital representations of the physical world, helping bridge the sim-to-real gap and unlock robotics scaling laws. After prototype deliveries in July 2026, we secured orders from a lineup of leading humanoid robotics companies, including Galbot, with initial revenues expected in the third quarter of 2026 as part of Strategic Growth Initiatives (“SGI”). And we enable them to act: high-performance joints represent another of robotics’ toughest bottlenecks. Leveraging our deep precision engineering expertise, we re-engineered actuation modules from first principles to deliver precise control, compact size, high force output, and true backdrivability in one design. Our proprietary modules are already showing commercial traction: modules began generating revenues in the second quarter, and Hesai is now supplying robotic actuation modules to Sharpa, a global frontrunner in AI robotics. Our production line is fully operational, with shipments underway for dexterous hands and full-body joints ramping soon. By empowering them to see, understand and act in a closed loop, Hesai is entering an exciting new chapter of growth — building the foundational infrastructure for a future shaped by Robotics and Physical AI.”

“Hesai’s performance in the first half of 2026 provides strong validation of our next chapter of growth. Our core lidar business continued to deliver profitable scale and strong cash generation, while SGI began translating technological leadership into commercial momentum,” said Mr. Andrew Fan, Hesai’s CFO. “Net revenues reached RMB1,541 million (US$227 million) for the six months ended June 30, 2026, representing an increase of 25% year-over-year, with ADAS and Robotics lidar shipments growing 87% and 165% year-over-year, respectively. Net income reached RMB89 million (US$13 million) for the six months ended June 30, 2026, up 235% year-over-year despite continued investments in building SGI. The second quarter of 2026 marked our fifth consecutive quarter of GAAP profitability.”

Mr. Fan continued, “The first half of 2026 also marked SGI’s first revenue contribution, led by strong early commercial traction for our industry-leading robotic actuation modules. Driven by stronger-than-expected commercialization momentum and market demand across SGI, including Kosmo on track to begin contributing revenues in the third quarter of 2026, we are raising our full-year 2026 SGI revenue guidance from RMB100 million to a range of RMB200-300 million. We are particularly encouraged by SGI’s growth trajectory and expect the business to reach approximately US$100 million in revenues and achieve breakeven in 2027.”

RECENT DEVELOPMENTS

•	Lidar Business Updates:

o	Expanded JT128 adoption through collaborations with more than 50 embodied AI companies worldwide, including Unitree, Robbyant, Galbot, Galaxea, and Dexmal, reinforcing our leadership in robotics lidar. According to GGII, Hesai ranked No.1 in the lidar market for humanoid & quadruped robots in China.

o	Captured a 44% share of China’s long-range ADAS lidar market in June 2026, twice that of the second player, maintaining the No.1 position for the 17th consecutive month, according to Gasgoo.

▪	Great Wall Motor: Secured a new design win for Hesai’s high-end ultra-long-range ETX lidar, with start of production (“SOP”) expected in late 2026.

▪	Li Auto: Expanded multi-lidar adoption from the flagship L9 and L8 to the RMB250,000-class L6, supporting configurations of up to four Hesai lidars and accelerating the mainstream adoption of multi-lidar architectures.

▪	GAC Toyota: Following the bZ3X model, secured another design win for the bZ7 model, further expanding partnerships with Japanese automotive brands.

o	Secured a major global design win with Volkswagen, covering multiple vehicle models under its China joint ventures.

o	Successfully transitioned “Picasso”, the full-color, ultra-sensitive 6D SPAD-SoC, from technology development into product integration, with the SoC now SOP-ready. The high-end, ultra-long-range Picasso-equipped ETX is undergoing customer validation and progressing into Request for Information (“RFI”) and Request for Quotation (“RFQ”) discussions with leading robotaxi operators and global automakers.

•	Strategic Growth Initiatives (SGI) Updates:

◆	Kosmo

o	Kosmo is a spatial intelligence platform integrating an AI spatial camera, AI algorithms, 3D spatial assets, and cloud services into one unified system. By transforming real-world environments into high-fidelity 3D assets that are editable and interactive, Kosmo provides the foundation for next-generation spatial AI applications across robotics, cultural tourism, film & TV production, game development, advertising, and beyond.

o	For robotics, Kosmo’s continuously expanding 3D spatial asset library helps bridge the sim-to-real gap, supports robotics scaling laws, and creates a flywheel of hardware adoption, recurring cloud service revenues, and increasing platform value.

o	Delivered initial prototypes in July 2026 and secured orders from a lineup of leading humanoid robotics companies, including Galbot. Engagement with more than 200 prospective partners across industries validates Kosmo’s technology leadership and broad market demand, with initial revenues expected in the third quarter of 2026.

◆	Robotic Actuation Modules

o	Re-engineered from first principles across materials science, structural design, and system integration, Hesai’s proprietary robotic actuation modules deliver a unique combination of precise control, compact size, high force output, and true backdrivability. Compared with leading products currently available, they achieve approximately three times both the torque density and the power density in a 37% smaller package, with transmission efficiency above 95%.

o	Supplying robotic actuation modules to Sharpa, a global frontrunner in AI robotics; Sharpa aims to achieve real-world commercial validation of AI robotics through the world’s first “zero-retrofit” deployment at a Dairy Queen store in Shanghai in August 2026, with its robots autonomously performing Dairy Queen’s signature Blizzard ice-cream workflow — a complex long-horizon task — while demonstrating the potential to generalize across diverse real-world tasks.[3]

o	Dedicated robotic actuation module production line is fully operational, delivering over 10,000 units by the end of the second quarter, and expanding from dexterous hands to full-body applications, with robotic actuation module shipments expected to reach six-digit level in 2027.

BUSINESS OUTLOOK

For the third quarter of 2026, the Company expects net revenues to be between RMB1,100 million (US$162 million) and RMB1,150 million (US$169 million), representing a year-over-year increase of approximately 38% to 45%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

[3]	“World’s first” means that, by August 2026, based on the parties’ records and a search of reasonably available public information, no earlier publicly launched commercial pilot has been identified in which a general-purpose humanoid robot independently completes a specified ice cream-making process in a real brand store and operates it for consumers. Public commercial pilots do not include laboratory tests, internal validation, or projects that are unpublished or cannot be verified. “Zero retrofitting” and “fully autonomous” refer only to the specified making process under certain predefined conditions; restocking, cleaning, maintenance, safety supervision, and exception handling still require human involvement.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

Net revenues were RMB1,541.4 million (US$227.2 million) for the six months ended June 30, 2026, representing an increase of 25.1% from RMB1,231.7 million for the six months ended June 30, 2025. Product revenues were RMB1,539.3 million (US$226.9 million) for the six months ended June 30, 2026, representing an increase of 27.2% from RMB1,210.1 million for the six months ended June 30, 2025, primarily due to increased deliveries of both ADAS and Robotics lidar products driven by robust demand, both in China and globally, partially offset by a decrease in average selling prices. Service revenues were RMB2.0 million (US$0.3 million) for the six months ended June 30, 2026, representing a decrease of 90.3% from RMB21.6 million for the six months ended June 30, 2025. The year-over-year decrease was mainly driven by lower revenues from non-recurring engineering services.

Cost of revenues was RMB930.1 million (US$137.1 million) for the six months ended June 30, 2026, representing an increase of 30.6% from RMB712.0 million for the six months ended June 30, 2025.

Gross margin was 39.7% for the six months ended June 30, 2026, compared with 42.2% for the six months ended June 30, 2025, primarily due to a higher revenue contribution from products with relatively lower margins.

Sales and marketing expenses were RMB91.1 million (US$13.4 million) for the six months ended June 30, 2026, representing a decrease of 1.9% from RMB92.9 million for the six months ended June 30, 2025, primarily due to a decrease in payroll expenses of RMB4.0 million (US$0.6 million), partially offset by an increase in marketing expenses of RMB2.2 million (US$0.3 million).

General and administrative expenses were RMB119.7 million (US$17.6 million) for the six months ended June 30, 2026, representing an increase of 1.6% from RMB117.8 million for the six months ended June 30, 2025, primarily due to an increase in payroll expenses of RMB3.2 million (US$0.5 million).

Research and development expenses were RMB435.8 million (US$64.2 million) for the six months ended June 30, 2026, representing an increase of 13.9% from RMB382.5 million for the six months ended June 30, 2025, reflecting our incremental investment in SGI.

Loss from operations was RMB6.4 million (US$0.9 million) for the six months ended June 30, 2026, compared with loss from operations of RMB10.6 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP income from operations was RMB53.8 million (US$7.9 million) for the six months ended June 30, 2026, compared with non-GAAP income from operations of RMB44.8 million for the six months ended June 30, 2025.

Net income was RMB88.9 million (US$13.1 million) for the six months ended June 30, 2026, compared with net income of RMB26.5 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP net income was RMB149.1 million (US$22.0 million) for the six months ended June 30, 2026, representing an increase of 82.1% from RMB81.9 million for the six months ended June 30, 2025.

Net income attributable to ordinary shareholders of the Company was RMB88.9 million (US$13.1 million) for the six months ended June 30, 2026, compared with net income attributable to ordinary shareholders of the Company of RMB26.5 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB149.1 million (US$22.0 million) for the six months ended June 30, 2026, representing an increase of 82.1% from RMB81.9 million for the six months ended June 30, 2025.

Basic and diluted net income per ordinary share were RMB0.07 (US$0.01) and RMB0.07 (US$0.01), respectively, for the six months ended June 30, 2026. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.12 (US$0.02) and RMB0.11 (US$0.02), respectively, for the six months ended June 30, 2026.

Cash reserve4 was RMB7,050.6 million (US$1,039.1 million) as of June 30, 2026, compared with RMB7,511.0 million as of December 31, 2025.

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

We had cash reserve of RMB7,050.6 million as of June 30, 2026, compared to RMB7,511.0 million as of December 31, 2025.

Net cash used in operating activities was RMB102.6 million for the six months ended June 30, 2026, compared with net cash used in operating activities of RMB265.4 million for the six months ended June 30, 2025.

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not make or hold any significant investments during the six months ended June 30, 2026.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries, associated companies or joint ventures during the six months ended June 30, 2026.

Pledge of Assets

As at June 30, 2026, land-use rights and constructions with a total book value of RMB360.6 million were pledged to secure banking facilities for current portion of long-term borrowing of RMB89.5 million and long-term borrowing of RMB74.6 million.

[4]	Cash reserve represents cash and cash equivalents, restricted cash, short-term investments (exclude stock investment) and long-term time deposits.

Future Plans for Material Investments or Capital Assets

The Group did not have detailed future plans for material investments or capital assets as at June 30, 2026.

Gearing Ratio

As at June 30, 2026, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 18.7% (as at December 31, 2025: 20.4%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on the class B ordinary shares of the Company (the “Class B Ordinary Shares”) or American depositary shares of the Company (the “ADSs”) or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products and interest expenses generated by short-term and long-term borrowing. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

The Group had no material contingent liabilities as at June 30, 2026.

Capital Commitment

As of June 30, 2026, capital commitment of the Company was RMB34.2 million, all of which was contractually payable within the remaining of 2026, compared with RMB38.4 million as at December 31, 2025, primarily attributable to commitments of manufacturing facilities and investment.

Employees and Remuneration

As at June 30, 2026, the Company had a total of 1,249 employees.

As required by the PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also purchase commercial health and accidental insurance for our employees.

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

We regularly provide training programs to our employees of different departments. Such training programs include technical and engineering trainings as well as general career development. To attract top talents and cultivate a culture of collaboration, we also invested in mentorship programs that are open to employees of all levels.

The following table sets forth the total number of employees by function as of June 30, 2026:

Number of
Function	Employees
Research and development	656
Production and supply chain	257
Management	66
Sales and marketing	121
Others	149
Total	1,249

CORPORATE GOVERNANCE

Compliance with Corporate Governance Code

The Company is committed to maintaining a high standard of corporate governance. During the Reporting Period, the Company has complied with all of the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save for the following.

Pursuant to Code Provision C.2.1 of the Corporate Governance Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman of the Board and chief executive officer and Dr. Yifan Li (“Dr. Li”) currently performs these two roles. The Board believes that, in view of Dr. Li’s experience, personal profile and his roles in our Company, Dr. Li is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our chief executive officer. The Board also believes that the combined roles of both chairperson and chief executive officer has the benefit of ensuring consistent leadership within the Group and can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

Compliance with the Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding directors’ securities transactions (the “Code”) on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Model Code.

Specific enquiry has been made of all the Directors and relevant employees, and they have confirmed that they have complied with the Model Code during the Reporting Period.

Review of Unaudited Interim Condensed Consolidated Financial Information

The audit committee of the Board has reviewed the unaudited interim results of the Company for the six months ended June 30, 2026 and has met with the independent auditors of the Company, Messrs. Deloitte Touche Tohmatsu.

In addition, the independent auditor of the Company, Messrs. Deloitte Touche Tohmatsu, has reviewed our unaudited interim financial information for the six months ended June 30, 2026 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities or Sale of Treasury Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange and Nasdaq or sold any treasury shares (as defined under the Listing Rules) during the Reporting Period. As at June 30, 2026, the Company did not hold any treasury shares.

Use of Net Proceeds

On September 16, 2025, Hesai successfully listed its Class B Ordinary Shares on the Main Board of the Hong Kong Stock Exchange (the “Listing”). The Company issued a total of 19,550,000 Class B Ordinary Shares in the global offering. On September 19, 2025, 2,932,500 Class B Ordinary Shares were issued pursuant to full exercise of the over-allotment option as disclosed in the announcement of the Company dated September 16, 2025.

Net proceeds from the global offering, after deducting underwriting discounts and commissions, including the over-allotment option, were approximately HK$4,654.1 million, which will be used in accordance with the use of proceeds as disclosed in the prospectus of the Company published on the website of the Hong Kong Stock Exchange on September 8, 2025 (the “Prospectus”).

As at the date of this announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the Prospectus.

Material Litigation

Class Action

On November 3, 2025, the Court appointed lead plaintiff. On November 13, 2025, lead plaintiff filed an amended complaint. On December 29, 2025, the Defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed on January 27, 2026. On February 18, 2026, the Court denied in part and granted in part the motion to dismiss. This is a procedural ruling at the pleading stage and does not constitute a final resolution of the litigation.

DoD Litigation

On July 13, 2025, the Group filed Notice of Appeal to the U.S. Court of Appeals, challenging the District Court’s decision. On March 19, 2026, the D.C. Circuit held oral argument in the Group’s appeal in Washington, D.C. As of the date of this announcement, the Group remains on the Section 1260H List and is unable to predict the outcome of the appeal.

While certain legal proceedings are still ongoing, the Directors will monitor these legal proceedings closely and the Company will continue to keep the shareholders of the Company and potential investors informed of any further material development as necessary.

Save as disclosed above, the Company was not involved in any other material litigation or arbitration during the six months ended June 30, 2026, and the Directors are not aware of any material litigations or claims that are pending or threatened against the Group during the Reporting Period and up to the date of this announcement which could have a material and adverse effect on our financial condition or results of operations.

Important Events after the Reporting Period

Share Subdivision and Change in Board Lot Size

On May 26, 2026, the Board announced its proposal to implement the share subdivision on the basis that every existing Ordinary Share of the Company with a par value of US$0.0001 each be subdivided into eight (8) subdivided Ordinary Shares of the Company with a par value of US$0.0000125 each (the “Share Subdivision”). The Board also proposed to change the board lot size for trading on the Hong Kong Stock Exchange from 20 existing Class B Ordinary Shares to 100 Subdivided Class B Ordinary Shares conditional upon the Share Subdivision becoming effective (the “Change in Board Lot Size”).

On June 26, 2026, the resolution in relation to the Share Subdivision was duly passed at the annual general meeting of the Company. As all conditions precedent of the Share Subdivision have been fulfilled, the Share Subdivision and the Change in Board Lot Size became effective on July 10, 2026, and the dealings in Subdivided Class B Ordinary Shares on the Hong Kong Stock Exchange have commenced at 9:00 a.m. on July 10, 2026.

For details of the Share Subdivision and the Change in Board Lot Size, please refer to the announcements of the Company dated May 26, 2026, June 26, 2026 and July 10, 2026, and the circular of the Company dated May 26, 2026.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026 (for the six months ended June 30, 2025: nil).

Publication of Interim Results and Interim Report

This interim results announcement is published on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and on the website of the Company at investor.hesaitech.com. The interim report of the Company for the six months ended June 30, 2026 will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Use of Non-GAAP Financial Measures

To supplement Hesai’s consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (the “SEC”): loss from operations excluding share-based compensation expenses, net income excluding share-based compensation expenses, net income attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Hesai’s historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC and the Hong Kong Stock Exchange, in its interim report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirements; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this announcement and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and
Chief Executive Officer

Hong Kong, August 18, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		Six months ended June 30,
	Notes	2025	2026
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	5	1,231,690	1,541,382	227,172
Cost of revenues		(711,977)	(930,113)	(137,082)

Gross Profit		519,713	611,269	90,090

Operating expenses:
Sales and marketing expenses		(92,857)	(91,075)	(13,423)
General and administrative expenses		(117,807)	(119,744)	(17,648)
Research and development expenses		(382,525)	(435,846)	(64,236)
Other operating income, net		62,880	29,030	4,279

Total operating expenses		(530,309)	(617,635)	(91,028)

Loss from operations		(10,596)	(6,366)	(938)
Interest income		41,488	115,779	17,064
Interest expenses		(11,552)	(9,934)	(1,464)
Investment income, net		–	36,566	5,389
Foreign exchange gain (loss), net		7,960	(47,372)	(6,982)
Other (loss) income, net		(713)	197	29

Net income before income tax and share of loss in equity method investments		26,587	88,870	13,098
Income tax expenses	7	(27)	(5)	(1)
Share of loss in equity method investment		(23)	–	–

Net income		26,537	88,865	13,097

Net income attributable to ordinary shareholders of the Company		26,537	88,865	13,097

		Six months ended June 30,
	Notes	2025	2026
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Earnings per share:
Basic	6	0.03	0.07	0.01
Diluted	6	0.02	0.07	0.01

Weighted average shares used in calculating net earnings per share:
Basic	6	1,055,503,080	1,251,081,328	1,251,081,328
Diluted	6	1,111,618,112	1,303,746,620	1,303,746,620

Net income		26,537	88,865	13,097

Other comprehensive income (loss):
Foreign currency translation adjustments		30,245	(163,102)	(24,038)

Comprehensive income (loss)		56,782	(74,237)	(10,941)

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of
		December 31,	As of June 30,
	Notes	2025	2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		1,663,492	1,510,094	222,560
Restricted cash		4,014	13,441	1,982
Short-term investments		3,091,856	5,139,710	757,500
Notes receivable		94,697	84,542	12,460
Accounts receivable, net	3	1,262,220	1,099,745	162,082
Amounts due from related parties		–	50,246	7,405
Inventories		670,453	868,501	128,001
Prepayments and other current assets		282,431	369,958	54,525

Total current assets		7,069,163	9,136,237	1,346,515
Property and equipment, net		1,099,283	1,129,146	166,416
Long-term investments		2,781,670	452,304	66,661
Intangible assets, net		95,507	90,608	13,354
Land-use rights, net		39,015	38,583	5,686
Right-of-use assets		109,318	93,019	13,709
Other non-current assets		67,322	64,265	9,472

Total non-current assets		4,192,115	1,867,925	275,298

TOTAL ASSETS		11,261,278	11,004,162	1,621,813

		As of
		December 31,	As of June 30,
	Notes	2025	2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings		448,233	395,490	58,288
Notes payable		150,199	92,533	13,638
Accounts payable	4	592,560	658,114	96,994
Contract liabilities		21,019	25,009	3,686
Accrued warranty liability		77,672	85,328	12,576
Income tax payable		27,157	27,517	4,056
Accrued expenses and other current liabilities		578,495	418,539	61,685

Total current liabilities		1,895,335	1,702,530	250,923
Operating lease liabilities		85,555	68,187	10,050
Long-term borrowings		278,727	242,006	35,667
Other non-current liabilities		42,907	40,748	6,005

Total non-current liabilities		407,189	350,941	51,722

TOTAL LIABILITIES		2,302,524	2,053,471	302,645
Shareholders’ equity
Class A Ordinary shares		17	17	2
Class B Ordinary shares		90	90	14
Additional paid-in capital		11,925,963	11,992,137	1,767,422
Accumulated other comprehensive income (loss)		6,529	(156,573)	(23,076)
Accumulated deficit		(2,973,845)	(2,884,980)	(425,194)

Total Shareholders’ equity		8,958,754	8,950,691	1,319,168

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,261,278	11,004,162	1,621,813

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 2)
Cash flows from operating activities:
Net cash used in operating activities	(265,432)	(102,561)	(15,115)

Cash flows from investing activities:
Purchases of short-term investments	(180,000)	(782,800)	(115,370)
Maturity of short-term investments	432,000	1,017,492	149,960
Purchases of property and equipment	(114,874)	(141,284)	(20,823)
Purchases of intangible assets	(17,744)	(7,142)	(1,053)
Purchases of equity securities	(100,000)	–	–

Net cash provided by investing activities	19,382	86,266	12,714
Cash flows from financing activities:
Capital distribution to shareholders in connection with the 2021 Reorganization	(292,721)	–	–
Capital contribution from shareholders in connection with the 2021 Reorganization	292,721	–	–
Proceeds from long-term borrowings	64,216	38,082	5,613
Proceeds from short-term borrowings	311,777	393,214	57,953
Repayment of short-term and long-term borrowings	(239,019)	(520,760)	(76,750)
Payment of offering costs	(12,242)	–
Proceeds from issuance of ordinary shares up on the exercise of share options	18,217	5,749	847

Net cash provided by (used in) financing activities	142,949	(83,715)	(12,337)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(1,035)	(43,961)	(6,480)

Net decrease in cash and cash equivalents	(104,136)	(143,971)	(21,218)

Cash, cash equivalents and restricted cash, beginning of the period	2,842,560	1,667,506	245,760

Cash, cash equivalents and restricted cash, end of the period	2,738,424	1,523,535	224,542

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statement of cash flows:

Cash and cash equivalents	2,734,345	1,510,094	222,560
Restricted cash	4,079	13,441	1,982

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	2,738,424	1,523,535	224,542

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1	GENERAL INFORMATION

Description of Business and Corporate History

Hesai Group (the “Company”) was incorporated under the laws of the Cayman Islands on April 21, 2021. The Company, together with its subsidiaries (collectively, the “Group”) is primarily engaged in the development, manufacture and sales of 3-dimensional light detection and ranging solutions, or LiDAR, and other products related to spatial intelligence and robots.

History of the Group

The Group’s history began in October 2014 with the establishment of Shanghai Hesai Photonics Co., Ltd. (“Hesai Photonics”), a limited liability company established in the PRC by Dr. Kai Sun, Dr. Yifan Li and Mr. Shaoqing Xiang (collectively known as the “Founding Shareholders”). In August 2020, Hesai Photonics was converted by its then shareholders into a joint stock company under the PRC law and changed its name to Shanghai Hesai.

The Company’s shares have been listed in the Nasdaq Stock Exchange in the United States since February 2023 and the Main Board of the Hong Kong Stock Exchange since September 2025, respectively.

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of December 31, 2025 and June 30, 2026, results of operations and cash flows for the six months ended June 30, 2025 and 2026. The condensed consolidated balance sheet at December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements mainly include allowance for credit losses, inventory write-down, warranty reserves, estimation of price adjustments and fair value of financial instruments.

Accounts receivable, net

Accounts receivable mainly consists of amounts due from the Group’s customers, which are recorded net of allowance for credit losses. The Group manages customers by six pools – domestic PRC OEM customers, domestic PRC other customers, overseas OEM customers, overseas other customers, customers facing operational difficulties and other special customers. For the purposes of performing ongoing credit evaluation, the customers are aggregated into two portfolio segments by reviewing their credit rating and assessing allowance for credit loss based on expected credit loss model. Category 1 consists of the first four pools customers who have a relatively low credit risk and no default history. Category 2 is for customers facing operational difficulties and other special circumstances who have a relatively higher credit risk. The Group develops a current expected credit loss (“CECL”) model based on historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Account receivable balances are written off after all collection efforts have been exhausted.

Revenue recognition

The Group recognizes revenue from sales of LiDAR products, and SGI products including products related to spatial intelligence and robots at a point in time when control of the products is transferred to the customers, which generally occurs upon delivery according to the terms of the underlying contracts. The Group’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit, and therefore the Group does not estimate returns. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products upon delivery to the customers or upon expiration of the customer acceptance period. Revenue is measured based on the transaction price and the quantity of parts specified in a contract with a customer. Discrete price adjustments, such as sales discounts, may occur in order for the Group to remain competitive with market prices. Revenue is measured as the amount of consideration expect to receive in exchange for transferring the promised goods, adjusted for any variable consideration such as price adjustments as estimated at contract inception. The Group estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of their anticipated performance and all relevant information (historical, current and forecasted) that is reasonably available to the Group. The Group adjusts the estimate of revenue at the earlier of when the value of consideration they expect to receive changes or when the consideration becomes fixed. Amounts billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivables are due under normal trade terms, typically within 30 to 90 days.

For LiDAR solution that the Group offers customers with a combination of hardware, software, deployment and professional services and engineering design, development and validation service projects, control of the goods and services may be transferred over time or at a point in time depending on the terms of the contract. Control of the goods and services is transferred over time when the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. The Group recognizes revenue over time using an input method based on contract cost incurred to date compared to total estimated contract cost (cost-to-cost) as the services are provided. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The Group utilizes the practical expedient under ASC 606 and does not disclose unsatisfied performance obligations for the Group’s contracts as these contracts generally have an original duration of less than one year.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had share options, which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the share options is computed using the treasury stock method.

On July 10, 2026, the Company implemented share subdivision on the basis of every one existing issued and unissued share into eight subdivided shares (“Share Subdivision”). The Company accounted for Share Subdivision on a retrospective basis pursuant to ASC 260, Earnings Per Share. All issued and outstanding common stock, stock option awards, restricted share units, exercise prices and per share data have been adjusted in these consolidated financial statements, on a retrospective basis, to reflect the Share Subdivision for all periods presented.

Income taxes

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Group and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

3	ACCOUNTS RECEIVABLE, NET

	As of
	December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable	1,342,172	1,182,402	174,264
Less: allowance for expected credit losses	(79,952)	(82,657)	(12,182)

Total accounts receivable, net	1,262,220	1,099,745	162,082

The following is an aged analysis of accounts receivable presented based on dates of delivery of goods/rendering of services.

	As of
	December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	1,215,057	1,028,077	151,519
7 months to 1 year	53,251	59,598	8,784
1 to 2 years	18,614	37,016	5,455
Over 2 years	55,250	57,711	8,506

	1,342,172	1,182,402	174,264
Less: allowance for expected credit losses	(79,952)	(82,657)	(12,182)

Total accounts receivable, net	1,262,220	1,099,745	162,082

4	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on the invoice date.

	As of
	December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	591,757	657,154	96,853
7 months to 1 year	–	43	6
1 to 2 years	803	917	135
Over 2 years	–	–	–

Total	592,560	658,114	96,994

The average credit period on purchases of goods is 90 days.

5	REVENUE

The following table presents the Group’s net revenues for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LiDAR revenues
LiDAR products	1,205,621	1,491,625	219,839
Engineering design, development and validation service	16,843	–	–
Other products	4,467	2,772	409
Other services	4,759	2,042	301
SGI revenues
SGI products	–	41,717	6,148
Manufacturing and support services	–	3,226	475

Total	1,231,690	1,541,382	227,172

The following table summarizes the Group’s revenues recognized at a point in time or over time.

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue recognized at a point of time	1,231,690	1,541,345	227,167
Revenue recognized over time	–	37	5

Total	1,231,690	1,541,382	227,172

The following table summarizes the Group’s revenues disaggregated by the different geographic location.

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue by geographic location
Chinese Mainland	998,299	1,145,285	168,794
North America	142,906	282,367	41,616
Europe	59,599	62,172	9,163
Other regions	30,886	51,558	7,599

Total	1,231,690	1,541,382	227,172

6	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator
Net earnings attributable to ordinary shareholders of the Company – basic and diluted	26,537	88,865	13,097

Denominator
Weighted average number of ordinary shares outstanding-basic	1,055,503,080	1,251,081,328	1,251,081,328
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks	56,115,032	52,665,292	52,665,292

Weighted average number of ordinary shares outstanding – diluted	1,111,618,112	1,303,746,620	1,303,746,620

Earnings per share – basic	0.03	0.07	0.01

Earnings per share – diluted	0.02	0.07	0.01

For the six months ended June 30, 2025 and 2026, the following share options were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Shares issuable upon exercise of share options	1,128,192	1,845,704
Shares issuable upon vest of restricted share units	–	195,928

Total	1,128,192	2,041,632

7	TAXATION

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive income (loss) are as follows:

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Current tax expenses	27	5	1
Deferred tax expenses	–	–	–

Income tax expenses	27	5	1

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The Group’s effective tax rate for the six months ended June 30, 2025 and 2026 were 0.10% (unaudited) and 0.01% (unaudited), respectively.

8	DIVIDEND

No dividends have been declared or paid by the Company for the six months ended June 30, 2025 and 2026, respectively.